

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 15, 2011

Thomas A. Nardi
Executive Vice President and Chief Financial Officer
Navigant Consulting, Inc
30 South Wacker Drive, Suite 3550
Chicago, Illinois 60606

> **Re:** **Navigant Consulting, Inc**
> **Form 10-K**
> **Filed February 18, 2011**
> **File No. 001-12173**

Dear Mr. Nardi:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2010

Financial Statements

4. Segment Information, page F-14

1. We note your disclosure that you have repositioned certain service offerings between segments beginning in the first quarter 2010. Tell us whether you reallocated goodwill as a result of the change in segments and if so tell us the amount of goodwill allocated to each segment before and after the repositioning. Additionally, tell us how you have complied with the requirement to disclose any changes in the allocation of goodwill between segments. Reference is made to ASC Topic 350-20-50-1.

2. Tell us how you have met all of the disclosure requirements of ASC Topic 350-20-50-1 as it relates to goodwill that has been allocated to each segment.

5. Goodwill and Intangible Assets, Net, page F-17

3. We note that you performed your goodwill impairment analysis in the fourth quarter of 2010 using internal projections completed during your annual planning process. Please tell us the approximate date these internal projections were prepared. Tell us how you determined it would appropriate to use these projections given the events that lead you to record a $7.3 million impairment of other intangible assets related to your International Consulting segment. Additionally, given the weaker than expected revenues recognized by your International Consulting segment during 2010, explain to us how you determined it would be appropriate to use a growth rate for your November impairment analysis that was higher than that used in the prior impairment analysis.

Item 15. Exhibit and Financial Statement Schedules, page 45

4. We note that the amended and restated credit agreement filed as exhibit 10.21 omits schedules to the agreement. Item 601(b)(10) of Regulation S-K requires you to file all material contracts in their entirety. Please file the complete agreement with your next periodic report or tell us why you believe this information is no longer material to investors.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       You may contact Robert Telewicz, Staff Accountant at (202)551-3438 or the undersigned at (202)551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Martin, Staff Attorney at (202)551-3391 or Sonia Barros, Special Counsel at (202)551-3655 with any other questions.

                                     Sincerely,

                                       /s/ Kevin Woody

                                     Kevin Woody
                                     Accounting Branch Chief